March 17, 2025

Jayson Rieger
President and Chief Executive Officer
Verrica Pharmaceuticals Inc.
44 W. Gay St., Suite 400
West Chester, PA 19380

       Re: Verrica Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed March 11, 2025
           File No. 333-285719
Dear Jayson Rieger:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Asheley Walker